October 15, 2013

VIA EDGAR and Federal Express

Securities and Exchange Commission Headquarters

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Sherry Haywood and Pamela Long

Re:                             Rent-A-Center, Inc. and related subsidiaries

Registration Statement on Form S-4/A

Filed September 27, 2013

Commission File No. 333-190830

Ladies and Gentlemen:

Pursuant to the letter, dated October 10, 2013, from Rent-A-Center, Inc. and each of the co-registrants listed on Annex A hereto (collectively, the “Registrants”), the Registrants had requested that the effectiveness of their Registration Statement on Form S-4, as amended (Registration No. 333-190830), be accelerated so that such Registration Statement would become effective at 4:00 p.m. EDT on October 16, 2013, or as soon thereafter as practicable. The Registrants hereby request to withdraw its aforementioned request to accelerate the effectiveness of such Registration Statement and intend to request effectiveness of such Registration Statement in the near future pursuant to a separate request for effectiveness.

[Signature page follows.]

Very truly yours,

Rent-A-Center, Inc.

By:	/s/ Dawn Wolverton
Dawn Wolverton
Assistant General Counsel and Secretary

Annex A

Rent-A-Center Franchising International, Inc.*	Rent-A-Center Texas, L.L.C.
ColorTyme Finance, Inc.	Rent-A-Center West, Inc.
Rainbow Rentals, Inc.	Get It Now, LLC
RAC National Product Service, LLC.	The Rental Store, Inc.
Remco America, Inc.	RAC Acceptance East, LLC
Rent-A-Center Addison, L.L.C.	RAC Acceptance West, LLC
Rent-A-Center East, Inc.	RAC Acceptance Texas, LLC
Rent-A-Center International Inc.	RAC Mexico Holdings I, LLC
Rent-A-Center Texas, L.P.	RAC Mexico Holdings II, LLC

*Formerly known as ColorTyme, Inc.